April 23, 2019

John Thatch
Chief Executive Officer
Sharing Services Global Corp.
1700 Coit Road, Suite 100
Plano, Texas 75075

       Re: Sharing Services Global Corp.
           Registration Statement on Form 10
           Response dated March 27, 2019
           File No. 000-55997

Dear Mr. Thatch:

       We have reviewed your March 27, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
[Month day, year] letter.

Correspondence received March 27, 2019

General

1. Please revise your registration statement to include the disclosure provided in response to prior comments 2, 3 and 4.
2. Please provide us with a written response confirming that the Company will conduct its business in order to ensure that it is engaged primarily in a business other than investing, reinvesting, owning, holding or trading in securities (as defined in the Investment
      Company Act) and will monitor its investments to ensure that it does not own or acquire
      "investment securities" having a value exceeding 40% of the value of its total assets
      (exclusive of U.S. Government securities and cash items) on an unconsolidated basis, and therefore is not required to register as an investment company under the Investment
      Company Act of 1940.
 John Thatch
Sharing Services Global Corp.
April 23, 2019
Page 2
Recent Sales of Unregistered Securities, page 25

3. We reissue prior comment 5. Please revise to discuss the common stock issuances referenced on page 16. Your disclosure should clearly identify the exemption from registration under the Securities Act 1933 relied upon for each issuance as required by
         Item 701(d) of Regulation S-K. In addition, for each transaction, please discuss the facts supporting reliance upon the exemption from registration.
       You may contact Steve Lo at 202-551-3394 or Angela Lumley at 202-551-3398 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pamela Howell, Special Counsel at 202-551-3357 with any other questions.



                                                              Sincerely,
FirstName LastNameJohn Thatch
                                                              Division of
Corporation Finance
Comapany NameSharing Services Global Corp.
                                                              Office of
Beverages, Apparel and
April 23, 2019 Page 2                                         Mining
FirstName LastName